FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of March 2002


                        CORDIANT COMMUNICATIONS GROUP PLC
                  -------------------------------------------
                 (Translation of registrant's name into English)

                           121-141 Westbourne Terrace
                                  London W2 6JR
                                     England
                     --------------------------------------
                    (Address of principal executive offices)

FORWARD LOOKING AND CAUTIONARY STATEMENTS

          This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions identify forward looking statements. The Registrant has based these forward looking statements largely on its current expectations and projections about future events and financial trends affecting its business. These forward looking statements include statements relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Registrant's performance. The Registrant's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Registrant's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in the Registrant's markets referred to above and the overall level of economic activity in the Registrant's major markets as discussed above. The Registrant's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

INCORPORATION BY REFERENCE

          This report shall be deemed to be incorporated by reference into the prospectus forming a part of the Registrant's Registration Statement on Form F-3 (No. 333-46570) and to be a part of such prospectus from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     CORDIANT COMMUNICATIONS GROUP PLC
                                     (Registrant)


                                     By:     /s/  Michael Bungey
                                        ----------------------------------------
                                        Title:  Director and Chief
                                                Executive Officer

Date:    March 28, 2002

                                                                       Exhibit 1



                        CORDIANT COMMUNICATIONS GROUP PLC
                                  ("CORDIANT")


Cordiant has signed an agreement in principle with its Banks and the holders of its Guaranteed Senior Notes which incorporates detailed terms for amendments to the agreements governing the Group's principal borrowing facilities. The changes will include new financial covenants for periods ending on and after 31 December 2001, which have been agreed to reflect the change in operating performance of the Group following the industry downturn in 2001.

This agreement in principle is subject, inter alia, to completion of full documentation by 19 April 2002. Cordiant will announce its 2001 preliminary results, together with details of the new financing arrangements and the increased financing costs and fees, shortly after completion of full documentation.

                                                                   28 March 2002

Further enquiries:

Cordiant                                               Tel: +44 (0) 20 7262 4343
Art D'Angelo, Finance Director
Andy Boland,  Deputy Finance Director
Nathan Runnicles, Investor Relations

College Hill                                           Tel: +44 (0) 20 7457 2020
Alex Sandberg
Dick Millard